

August 4, 2021

Enzo Villani
Chief Executive Officer
Blockchain Moon Acquisition Corp.
1216 Hermosa Avenue, Suite 1216A
Hermosa Beach, CA 90254

      Re: Blockchain Moon Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted July 12, 2021
           CIK No. 0001867757

Dear Mr. Villani:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation

cc: Mitchell Nussbaum